

January 15, 2013

Via E-mail
David Carroll
President and Chief Executive Officer
Five Oaks Investment Corp.
641 Lexington Avenue, Suite 1432
New York, NY 10022

**Re:** **Five Oaks Investment Corp.**
**Registration Statement on Form S-11**
**Filed December 20, 2012**
**File No. 333-185570**

Dear Mr. Carroll:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 1 of our comment letter dated November 15, 2012. We have forwarded your response to the Division of Investment Management for review. Please contact the Division of Investment Management directly and be advised that, with respect to issues relating to the Investment Company Act of 1940, you are responsible for clearing the filing with the Division of Investment Management.

2. We note your response to comment 4 of our comment letter dated November 15 2012 and the revised disclosure beginning on page 139. We continue to note the disclosure in your summary on pages 2, 11 and 13 regarding your seasoned management team with significant real estate experience. Please revise your disclosure to provide the information required by Item 8 of Industry Guide 5. With a view toward disclosure, please provide more detailed descriptions of Ceres Capital, Victoria Finance and Farmington Finance, including the holdings of such entities, the investment strategy of

such entities, the number of investors in each entity and whether such investors were passive. In addition, please revise to balance your disclosure with a discussion of the major adverse business developments of these entities.

3. We note your response to comment 5 of our letter dated November 15, 2012. Please quantify for us what you mean by "no substantial disparity" between the per share of common stock cash price of the private placement and the public offering price of this offering.

Cover

4. We note your response to comment 7 of our comment letter dated November 15, 2012 and that the cover page is written using a type size that is difficult to read especially with its concentration of text. Please revise so that the prospectus is printed in type at least as large as 10-point type. Refer to Rule 420 of Regulation C.

Overview of Our Company, page 1

5. We note your disclosure on page 1 that your manager has increased your net asset value to $32.6 million as of September 30, 2012, representing a 24.4% increase. Please balance this disclosure with a description of the factors that led to such increase and clarify, as applicable, that such increase results from unrealized gains and may not be sustainable going forward.

Current Market Opportunities, page 2

6. We note you invest in both Agency RMBS and Legacy Non-Agency RMBS and that you intend to invest in New Issue Non-Agency RMBS. Please revise your disclosure to briefly explain these terms.

Our Target Assets, page 5

7. We note you intend to target assets within your asset classes, including prime, Alt-A and subprime loans. Please revise to provide your intended target allocation among prime, Alt-A and subprime loans.

Item 36. Financial Statements and Exhibits, page II-3

8. We note your response to comment 26 of our comment letter dated November 15, 2012. If you are not in a position to file the legal and tax opinions with the next amendment, please file draft copies on EDGAR as correspondence for us to review.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration.  We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or Jonathan Wiggins, Staff Accountant, at (202) 551-3694 if you have questions regarding comments on the financial statements and related matters.  Please contact Folake Ayoola, Staff Attorney, at (202) 551-3673 or me at (202) 551-3401 with any other questions. With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel

cc:    Kenneth Mason
       Kaye Scholer LLP